Direct Dial:  404/572-6694

Email:  twade@pogolaw.com

March 24, 2006

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:  Todd K. Schiffman

Re:                             Atlantic Southern Financial Group, Inc.

Registration Statement on Form S-1

Filed January 19, 2006

File No. 333-131155

Ladies and Gentlemen:

On behalf of our client Atlantic Southern Financial Group, Inc. (the “Company”), we are responding to the comments received from your office by letter dated February 15, 2006 with respect to the above-referenced Registration Statement on Form S-1.  We have restated and responded to each of your comments below.  Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement.  All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked courtesy copy of Amendment No. 1 to the Form S-1, which is being filed concurrently and reflects the Company’s responses to your comments.

Prospectus Cover Page

1.                                       State that all funds received will be immediately available for use by the company, that there is no minimum number of shares that the company must sell, and funds will not be placed in an escrow or similar account.

Response: We have revised the third paragraph of the prospectus cover page as requested.

Summary, page 1

2.                                       Please revise the introductory paragraph to avoid stating that the summary is incomplete.  A summary by its nature does not contain all the information that is in the prospectus, but should provide capsule disclosure of all the most material information.

Response: We have revised the introductory paragraph as requested.

Summary Consolidated Financial Data, page 5

Income Statement Data, page 5

3.                                       Revise the “Gross interest income” line item to include dividend income.  Refer to the “Total interest and dividend income” caption in the Statements of Income (Loss) on page F-4.  Provide a similar revision to the “Selected Consolidated Financial Data” section on page 23.

Response: We have revised the requested line item as requested.

4.                                       Revise the “Net interest income” line item on page 5 to read “net interest income before provision for loan losses”.  Provide a similar revision to the “Selected Consolidated Financial Data” section on page 23.

Response: We have revised the requested line item as requested.

Period End Balances, page 6

5.                                       Disclose in a footnote how Earnings Assets are determined.  Provide a similar revision to the “Selected Consolidated Financial Data” section on page 23.

Response: In response to this comment we have added the requested footnote, which states that Earnings Assets are determined by adding loans, mortgage loans for sale, investment securities, deposits at the Federal Home Loan Bank, federal funds sold, and the cash surrender value of life insurance.

6.                                       Disclose in a footnote how Shares outstanding – diluted are computed.  Provide a similar revision to the “Selected Consolidated Financial Data” section on page 23.

Response: In response to this comment we have added the requested footnote, which states that Shares outstanding – diluted, are computed by taking the net income applicable to common stock, divided by average number of common shares outstanding with the effect of dilutive options and warrants, etc.

Performance Ratios, page 6

7.                                       Include the “Average Equity to Average Assets ratio” in this section in addition to the “Results of Operations Asset and Equity Analysis” section on page 38.

Response: In response to this comment, we have added the requested line item ratio.

Asset Quality Ratios, page 6

8.                                       Revise footnote (4) regarding the composition of non-performing assets to state why you do not include the ratios for Nonperforming assets to total assets and Loans loss reserves to non performing assets for fiscal years 2001 to 2003.  Provide a similar revision to the related footnote in the “Selected Consolidated Financial Data” section on page 23.

Response: We have revised footnote (4), during the fiscal years 2001 to 2003, the Bank did not have any nonperforming assets.

Risk Factors, page 7

9.                                       We note in your introductory paragraph the statement that there may be other risks to investing the company apart from those discussed in this section.  Please revise to delete this language.  You must disclose all risks that you believe are material at this time.  Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

Response: In response to this comment we revised and deleted the language which stated that there may be additional or other risks, which have not been identified or which we may believe are immaterial or unlikely.

There has been no active market for our common stock…, page 13

10.                                 Please revise to reference the extent of current trading on the OTCBB.

Response: We have revised this risk factor to better inform potential shareholders that while our common stock is currently traded on the OTCBB, there is not an active market for our common stock.

Our ability to pay dividends…, page 14

11.                                 Please revise to reference the company’s policy against payment of dividends.

Response: We have revised this risk factor to reference our current policy against the payment of dividends.

Use of Proceeds, page 21

12.                                 Please provide as clear an estimate as possible of your intended use of the proceeds of this offering.  We note, for example, your intention to open three new branches and purchase additional land.  To the extent you are able to disclose specific uses for the proceeds, please show scenarios based on 25%, 50%, 75% and 100% of shares being sold, as appropriate.  To the extent you are not sure of your plans for the proceeds, discuss the principal reasons for the offering at this time.

Response: We have revised our use of proceeds discussion.  Although we were unable to show the extent of our plans based on the scenarios listed above, we did discuss our principal reasons for pursuing the offering at this time.

Capitalization, page 22

13.                                 Discuss in the footnote (1) the basis for including the junior subordinated debentures issued in connection with the trust preferred securities as part of permanent equity.

Response: In response to this comment, we discussed in footnote (1) that the basis for including the junior subordinated debentures issued in connection with the trust preferred securities as part of permanent equity is because these securities are considered Tier I capital under current regulatory guidelines.

14.                                 Revise footnote (5) to describe the amount and nature of the debt instruments related to the interest rate floors.  Cross reference to the related note in the financial statements that discusses the terms of this hedging relationship.

Response: We revised footnote (5) to describe the nature and amount of the debt instruments used to hedge company cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Three and Nine-Months Ended September 30, 2005

Overview, page 27

15.                                 We refer to your statement in the first paragraph 27 that states you anticipate that following this offering your total assets will exceed $400 million.  In this regard, please disclose the factually supportable assumptions you used to estimate you will attain the projected assets and discuss the reasons why you consider this information is useful to investors.

Response: In response to this comment, we have disclosed that prior to this offering, as of February 28, 2006, our total assets have exceeded $425 million.

Critical Accounting Policies, page 27

16.                                 We refer to the second paragraph of this section that states you use several factors to determine if a loan is impaired.  In this regard, please revise to provide the following information:

•                                          Explain in greater detail in this section the specific factors you use to determine if a loan is impaired or cross reference to where this disclosure is included in the filing.

•                                          Consider in your disclosure the guidance in paragraph 9.06 of the “Credit Losses” chapter in the AICPA Audit and Accounting Guide for Depository Institutions which states that methods that reliance solely on mathematical calculations, such as a percentage of total loans based on historical experience, are generally not acceptable since they do not consider the specific loan transactions and economic environment of the Company.

Response: In response to this comment, we disclosed the specific factors considered by management when determining a loan’s impairment.  These factors include payment status, collateral value, and the probability of collecting scheduled principal and interest payments.

Interest Income, page 28

17.                                 Please expand the second paragraph of this section to discuss how you monitor and evaluate interest rate risk, credit risk and liquidity risk as part of your earnings management practices.

Response: In response to this comment, we have added a more descriptive discussion on how we monitor and evaluate our interest rate, credit and liquidity risks.  Although this comment originally referred to our three and nine month interest income analysis, we have repositioned this discussion under our year-end analysis.

18.                                 We refer to the first paragraph on page 29 that states the significant increase in interest bearing liabilities was due to your market penetration and to the issuance of brokered CDs.  In this regard, please revise this section to provide the following information:

•                                          Quantify the amount of increase in interest bearing liabilities which you attribute to the issuance of brokered deposits.

•                                          Disclose the amount of the increase in the average rate paid on interest bearing liabilities that was due to the issuance of higher-cost brokered CDs.

Response: We have revised our interest income analysis as requested.

Noninterest Income, page 29

19.                                 Expand your discussion in the first paragraph on page 30 to discuss the factually supportable assumptions that substantiate your belief that deposit related noninterest income will continue to improve throughout 2006.

Response: In response to this comment, we expanded our discussion, as requested, to include the factually supportable assumption that noninterest income will continue to grow as our account base continues to grow.

20.                                 We refer to the first paragraph on page 30 that states “Other income” consists mainly of income from mortgage loan brokerage activity started in late 2004.  Considering that “Other income” was 64% and 54% of total noninterest income during the three and nine months period ended September 30, 2005, and that you expect mortgage loan fee income to increase in 2006, please revise the Consolidated Statement of Income for this period to separately disclose income from mortgage broker activities.

Response: We have updated our financials to include year-ended 2005 financials, and as a result, this comment is no longer applicable.

Statement of Financial Condition, page 31

21.                                 Disclose the amount of growth in total deposits attributable to the issuance of brokered CDs and the Company’s strategy with respect to the continued use of brokered deposits and the related risks.  Refer to paragraph 13.30 of the “Deposits” chapter of the AICPA Audit and Accounting Guide for Depositary Institutions regarding regulatory limitations on the use of brokered deposits by banks and savings institutions.

Response: In response to this comment, we have revised this section accordingly.  We have included a discussion on the amount of growth in total deposits attributable to the issuance of brokered CDs and our policy with respect to the continued use of brokered deposits.

Asset Quality, page 32

22.                                 We refer to the third paragraph of this section and to the first paragraph on page 40 that states management considers a number of factors when they determine the additions to the allowance for loan loss.  Please expand your discussion here or in the “Provision for Loan Losses” section on page 40 to discuss the specific factors that you consider for estimating the reasonability of the allowance for loan losses based on the requirements of SFAS 5 AND SFAS 114.

Response: In response to this comment, we have included a discussion on the specific factors we consider when estimating the reasonability of our allowance for loan losses.  Although this comment originally referred to our three-and-nine month asset quality analysis, we have repositioned this discussion under our year-end asset quality analysis.

23.                                 We refer to the third paragraph of this section and to first paragraph on page 40 regarding how you establish the additions to the allowance based on maintaining a ratio of the allowance for loan losses to total loans in a range of 1% to 1.25%.  In this regard, please more fully disclose how the comparative loan categories and balances, risk elements inherent in the portfolio and level of specific non-performing loan categories impacted your periodic and on-going determination of how and why you determined that the level of the above mentioned ratio is consistent with your methodology.

Response: In response to this comment, we have added a more descriptive discussion on how we establish the additions to the allowance for loan losses.

Nonperforming Assets, page 33

24.                                 Discuss the nature and terms of the loan that is currently in nonaccrual status.  Describe the nature of the underlying collateral and how its fair value was determined.

Response: In response to this comment, we have included a discussion on the three loans currently in nonaccrual status.  The first loan originated on 12/02/02, and was in the amount of $25,772.64 for the purchase of a vehicle.  The unpaid principal balance, as of 03/17/06, is $8,535.68 plus accrued interest and late charges. The automobile was repossessed and sold on 3/15/06, with net proceeds used to recover the entire unpaid balance, interest and late charges.

The second loan originated on 05/08/03, in the amount of $200,000, to purchase a business.  The loan is secured by a second mortgage on the customer’s personal residence.  The customer filed Chapter 11 and the court has agreed to release the property to the owner in order for him to refinance his home and pay the entire balance due Atlantic Southern, we anticipate payoff within 60-90 days.

The third loan originated on 07/24/04, in the amount of $193,919.68, which was secured by various equipment and a second mortgage on the personal residence of one of the principals.  Currently, the principal has his personal residence on the market for sale and anticipates the sale of his residence during the spring.  The sale of the residence will enable the principal to payoff the debt, as a result, we do not anticipate a loss.

Liquidity, page 33

25.                                 Define what you mean by liquid assets and state the reasons for the significant decrease in the ratio of liquid assets as a percentage of deposits of 2.03% as of September 30, 2005 compared to 4.44% as of December 31, 2004.

Response: Our liquid assets consist of cash due from accounts and cash from federal funds sold.  In response to this comment, we have updated the document accordingly.

26.                                 As a related matter, please fully discuss alternative sources of liquidity that you have at your disposal for the periods presented.  Please give careful consideration to the fact that approximately half of all deposits were brokered with maturities less than one year.  In this regard, disclose whether you believe you will experience significant disintermediation (significant deposit run-off) which would likely result in the need to have significant alternative sources of funding.

Response: In response to this comment, we have revised this section to include a discussion on the alternative sources of liquidity we currently have at our disposal.

Average Consolidated Balance Sheets and Net Interest Analysis, page 38

27.                                 State in footnotes to the table how you determined Net Interest Revenue, Net Interest Spread and Net Interest Margin.

Response: In response to this comment, we have included a discussion on how we determined Net Interest Revenue, Net Interest Spread, and Net Interest Margin in footnotes (1), (2), and (3), respectively.

28.                                 State if the averages called for by Industry Guide 3 are daily averages.  If they are not daily averages, discuss in a footnote why these averages are considered representatives of your operations and why the Company is unable to collect the date on a daily basis.  Refer to Instruction 4 to Industry Guide 3.

Response: The daily average balances outstanding are set forth in the Average Consolidated Balance Sheets and Net Interest Analysis.

29.                                 Explain in a footnote how nonaccruing loans have been treated in the analysis of net interest earnings.  Refer to Instruction (1) of Section I of Industry Guide 3.

Response: In response to this comment, we have included an explanation in footnote (4) that explains how nonaccruing loans have been treated in the analysis of net interest earnings.

Changes in Interest Income and Expenses, page 39

30.                                 Revise this section to include, for the last two fiscal years, the dollar amount of change in interest income and interest expense by segregating each major category of interest-earnings asset and interest-bearing liability into the amounts attributable to changes in volume, changes in rate and changes in rate/volume.  Refer to the disclosure requirements in Section I.C of Industry Guide 3.

Response: In response to this comment, we have revised this section to segregate each major category of interest-bearing liabilities and interest-earning assets in our rate/volume analysis.

31.                                 If material, disclose in a footnote if you have excluded any out-of-period items and adjustments in the calculation of changes in interest income and interest expense.  Refer to Instruction (2) of Section I.A. of Industry Guide 3.

Response: The calculations of changes in interest income and interest expense are not material; consequently, we have not included a footnote.

32.                                 State in a footnote if you have calculated tax-exempt income on a tax equivalent basis.  If so, describe the extent to which you are exempt from Federal, state and local taxation and the combined marginal or incremental tax rates used.  Refer to Instruction (4) of Section I.C. of Industry Guide 3.

Response: In response to this comment, we have revised this section accordingly.

Provision for Loan Losses, page 39

33.                                 Tell us and revise this section to describe your methodology for determining the amount of your loan loss allowance, including but not limited to the following information:

•                                          Discuss how you determined each element of the allowance based on a credit classification process that categorizes loans into risk categories, such as loan segmentation and rating into standard, doubtful and loss categories.

•                                          Describe which loans are evaluated individually and which loans are evaluated as a group, considering the requirements of SFAS 5, as amended by SFAS 114.

•                                          State how you determined both the allocated and unallocated portions of the allowance for loan losses, and

•                                          Describe how you determined the loss factors that you applied to graded loans to develop a general allowance.

Response: In response to this comment, we have revised this section to describe our methodology for determining the amount of our loan loss allowance.

Loans by Maturity and Repricing, page 43

34.                                 Please present separately the total amount of loans due after one year which have predetermined fixed rates and those which have floating or adjustable or floating interest rates.  Refer to the disclosure requirements of Section III.B. of Industry Guide 3.

Response: In response to this comment, we have revised this section as specified above, by segregating loans with predetermined rates due after one year, from the loans with floating rates due after one year.

35.                                 Confirm to us that you report loans with no stated schedule of repayments and maturity, as well as overdrafts in the one year or less category.  Refer to Instruction (2) to Industry Guide 2.

Response: We confirm that we report overdrafts and loans, with no stated schedule of repayment and maturity, in the one year or less category.

Analysis of Changes in the Allowance for Loan Losses, page 44

36.                                 Please revise the analysis of changes in the allowance for loan losses to include a breakdown of the charge-offs and recoveries by type of loan as specified in the tabular format in Section IV.A of Industry Guide 3.

Response: In response to this comment, we have revised our analysis of changes in the allowance for loan losses, to include a breakdown by type of loan.

37.                                 For each period presented, provide a brief description of the specific factors which influenced management’s decision in determining the amount of the additions to the allowance through the provision for loan losses charged to operating expense.  Refer to Instruction (2) to Section IV.A of Industry Guide 3.

Response: In response to this comment, we have revised this section to include a discussion of the specific factors, which influence management’s decision in determining the amount of additions to the allowance through the provision for loan charged to operating expense.

38.                                 Disclose as of the most recent reported period the nature and amount of any other interest bearing assets that would be required to be disclosed as nonaccrual, past due or potential problem loans if these assets were classified as loans.  Refer to Section III.D. of Industry Guide 3.

Response: In response to this comment, we have revised this section accordingly.

39.                                 Provide a breakdown of the allocation of the allowance for loan losses required by Section IV.B of Industry Guide 3 and discuss the basis for the allocation to specific types of loans and the reasons for any significant unallocated amounts.  Alternatively, provide a narrative discussion of the risk elements in the loan portfolio and the factors that were considered in determining the allowance for loan losses.

Response: In response to this comment, we have provided a breakdown of the allocation of the allowance for loan losses.

Nonperforming Assets, page 45

40.                                 Disclose the gross interest income that would have been recorded in the period if the loan had been current in accordance with its original terms and had been outstanding throughout the period.  State the amount of interest income on those loans that was included in net income for the period.  Refer to the Instruction 1.(2) of Section III.C of Industry Guide 3.

Response: In response to this comment, we have revised this section to disclose the requested information in the line item Interest at Contracted Rates (a), of the Nonperforming Assets table.

41.                                 Disclose the nature and extent of any potential problem loans as of the end of the most recent reported period, which are not now disclosed as nonaccrual or past due, where you have information about possible credit problems which cause serious doubts regarding the borrowers ability to comply with their repayment terms.  Refer to Section III.C.2 of Industry Guide 3.

Response: All potential problem loans, as of the end of year-end 2005, are now disclosed as nonaccrual.

Deposit and Other Borrowings, page 47

42.                                 Please provide for each reported period the average amount and rate paid on the deposit categories described in Section V.A of Industry Guide 3 that are greater than 10% of total average deposits or cross reference to where this disclosure is included in the filing.

Response: In response to this comment, we have revised this section to disclose the average amount, and rate paid on, the deposits for the last three years.

43.                                 We refer to the yearly maturity schedule of time deposits on page 48.  Please revise this section to include the maturity information for time deposits based on the interim time periods described in Section V.D of Industry Guide 3.

Response: In response to this comment, we have revised this section to disclose the maturity schedule for time deposits.

44.                                 We refer to the table of maturities and rates of FHLB borrowings on page 48.  Please briefly describe the terms of the interest rate caps on the $6 million advance and the conversion feature of the $5 million loan.  Cross reference to related disclosure in Note G, Borrowings on page F-17.

Response: In response to this comment, the table of maturities and rates of FHLB borrowings, now incorporates a description of the terms of the interest rate caps.

Market Area and Competition, page 58

45.                                 Please expand your market area information, as necessary, to include all material information on the population characteristics and trends of each of the counties you serve, including aging and per capita income.

Response: In response to this comment, we have included the requested census demographic information.

Certain Transactions and Business Relationships, page 71

46.                                 Please revise this heading to read “Certain Relationships and Related Transactions.”

Response: In response to this comment, we have revised this heading.

Financial Statements of New Southern Bank for the year ended December 31, 2004

General

47.                                 Please update the financial statements as required by Item 310(g) of Regulation S-B when you file an amendment to the registration statement.

Response: Year – ended 2005 financials are included as requested.

48.                                 A currently dated consent of the independent auditors should be included in the amendment to the registration statement.  See Rule 302 of Regulation S-T which discusses signatures in electronic filings.

Response: A currently dated consent of the independent auditors is included.

Note A. Summary of Significant Accounting Policies

Note A.1, Reporting Entity, page F-7

49.                                 Please disclose the changes in the names of the bank holding company from NSB Holdings, Inc. to Bank to Atlantic Southern Financial Group and of the Bank from New Southern Bank to Atlantic Southern Bank, respectively and when these changes were made.  Similar disclosure should be provided in Note (1), “Basis of Presentation” on page F-30 of the NSB Holdings, Inc. financial statements on page F-30.

Response: The requested information can be found in under, A Summary of Significant Accounting Policies.

Note A.4, Loans Held for Sale, page F-8

50.                                 Please state if the loans held for sale will be sold on a recourse or non-recourse basis.  If they will be sold on a recourse basis please discuss your accounting for the recourse liability.  Refer to paragraph 11.c of SFAS 140.

Response:  These loans are sold on a non-recourse basis.  In response to this comment, this section has been revised accordingly.

51.                                 We note that your loans held for sale $890,000 as of December 31, 2004 increased to $2.127 million as of September 30, 2005.  In this regard, please explain in Management’s Discussion and Analysis the following:

•                                          Explain why your statements of cash flows for the year ended December 31, 2004 and for the nine-month period ended September 30, 2005 do not show any cash flows from sales of these loans.

•                                          Disclose any concerns regarding the creditworthiness of these loans and of your ability to sell them.

•                                          Explain how you consider impairments to the carrying value of loans held for sale in your analysis of the reasonability of the allowance for loan losses.

Response: This comment is no longer applicable, September 30, 2005 numbers are no longer included in the financial statements.

Statement of Cash Flows, page F-6

52.                                 Please disclose separately in the “Cash Flows from Investing Activities” section the proceeds from maturities and from calls of available for sale securities.  A similar breakdown should be made in the Noninterest Income section of the Statement of Income (Loss) with respect to gains on sales and calls of investment securities if material.

Response: This disclosure is now provided in the Consolidated Statements of Cash Flows.

Note G. Borrowings, page F-17

53.                                 Disclose the terms of the interest rate caps on the $6 million loan from the FHLB considering the table of maturities and rates of FHLB borrowings on page 48 states the loans have interest rate caps, a derivative instrument.

Response: This disclosure is now provided in the Management’s Discussion and Analysis of Financial Condition and Results of Operation.

54.                                 Provide the disclosures required by paragraphs 44 and 45 of SFAS 133 for derivative instruments that qualify as hedging instruments, including whether they are designated as fair value or cash flow hedging instruments or have not been designated as hedging instruments.

Response: In response to this comment, we have revised this section accordingly.

55.                                 Discuss in MD&A any material expected effects of the interest rate caps on the Company’s future results of operations.

Response: In response to this comment, we have revised this section accordingly.  The Company expects no material effects from the interest rate caps or the conversion features on any future results of operation.

56.                                 Describe the conversion features related to the $5 million loan and any other material terms of this loan described as European in the table of maturities and rates of FHLB borrowings on page 48.  Discuss in MD&A any material effects of the conversion features on key financial ratios and earnings per share.

Response: This disclosure is now provided in the Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Financial Statements of NSB Holdings, Inc. for the nine-month period ended September 31, 2005

Note (6), Interest Rate Floors, page F-32

57.                                 We refer to the interest rate contracts entered into during the third quarter of 2005 which have interest rate floors and caps.  In this regard please provide for the interest rate derivative contracts the following information:

•                                          Disclose the terms of the various interest contracts, including the notional principal amount and the terms of the floors and caps.  Describe the specific type and dollar amount of the liabilities being hedged and the quantitative terms of floors and caps used as a hedge.

•                                          Provide the disclosure required by paragraphs 44 and 45 of SFAS 133 for derivative instruments that qualify as hedging instruments, including whether they are designated as fair value or cash flow hedging instruments or have not been designated as hedging instruments.

•                                          Assuming the interest rate derivative contracts qualify as hedging instruments, please include in MD&A the following information:

•                              Describe the quantitative measures of correlation you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

•                              Please tell us whether you use long-haul and/or short cut application of hedge accounting for each major type of derivative contract that you have entered into and compare and contrast each treatment and how it complies with paragraphs 68-70 of SFAS No. 133.

•                              Disclose when you perform these assessments on an interim or annual basis.

•                              Provide an expanded discussion of management’s business purpose of entering into derivative instruments and discuss the effect of these activities on your financial position, results of operations and cash flows.

•                              Provide an expanded discussion of how your derivative instruments qualify for hedge accounting under SFAS 133 and how your accounting policies comply with that standard.

•                              Disclose where you present the gains and losses relating to hedge ineffectiveness in the statements of income and explain why that presentation is appropriate.

Response:  The Summary of Significant Accounting Policies under the Management’s Discussion and Analysis of Financial Condition and Results of Operation is revised accordingly, in response to the above mentioned comments.

* * *

We trust this response has addressed your concerns.  Please do not hesitate to let us know of any additional questions or comments that the staff may have.  Thank you.

Very truly yours,

/s/ Todd Wade
Todd Wade